Form 6-K

                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549



                            For January 31, 2002


                     Euro Tech Holdings Company Limited
               -----------------------------------------------
               (Translation of registrant's name into English)

        18/F Gee Chang Hong Centre, 65 Wong Chuk Hang Road, Hong Kong
        -------------------------------------------------------------
                  (Address of Principal executive offices)


	Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                   Form 20-F  [ X ]        Form 40-F  [   ]


	Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes  [   ]      No [  X ]

	If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-____________.

Item 5.	Other Events
--------------------

	On January 31, 2002, Euro Tech Holdings Company Limited (the "Registrant") issued a press release with regards to the following:

        * The acquisition of a 30% equity interest in Pact Asia Pacific Ltd., and Yixing Pact Environmental Technology Company, Ltd., privately held engineering firms.

        *  Plan to open six more retail shops.

        *  Expansion of its B2B website.

        The press release is attached as an exhibit and is incorporated by reference herein.

Item 7.	Financial Statements and Exhibits
-----------------------------------------

        *  Press Release dated January 31, 2002.[1]

        4.7 Equity Interest Transfer Agreement between Tamworth Industrial Ltd. ("Tamworth") and Registrant.[1]

        4.8 Equity Interest Transfer and Shareholders' Agreement among Tamworth, Registrant and Pact Asia Pacific Limited.[1]


                               SIGNATURES

	Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   EURO TECH HOLDINGS COMPANY LIMITED
                                   (Registrant)



Dated: February 8, 2002            By: /s/ T. C. Leung
                                      --------------------------------
                                      T.C. Leung, Chief Executive
                                      Officer and Chairman of the Board







---------------------------

[1]  Filed herewith.

Exhibit Euro-Tech Holdings Company Limited
Form 6-K
For January 31, 2002

        Euro Tech Holdings Announces Its Recent Developments
        ----------------------------------------------------

HONG KONG, January 31, 2002/PRNewswire/ -- Euro Tech Holdings Company Limited (Nasdaq: CLWT; (CLWTW) ("Euro Tech") today announced that it has acquired a 30% equity interest in Pact Asia Pacific Ltd. and Yixing Pact Environmental Technology Company Ltd. ("Pact") for approximately US$288,000. Pact is a privately owned engineering firm situated in Shanghai that specializes in the design, manufacture and operation of water and waste water treatment plants in several industries situated in China. Euro Tech believes that Pact's business is complementary to Euro Tech's as it continues to focus on sales and marketing of products of others. Euro Tech believes that by aligning itself with an engineering firm, such as Pact, it may be able to gain a competitive advantage by offering customers and potential customers not only hardware but solutions to engineering problems as well. Also, Euro Tech anticipates that by securing an equity stake in Pact, its ability to become a supplier to Pact is enhanced. It has taken Euro Tech approximately ten months to complete the acquisition of an equity stake in Pact, during which it investigated Pact, its finances, weighed tax consequences and obtained approval from governmental authorities in China. Euro Tech is now seeking to make a similar acquisition of an engineering company specializing in air pollution control or other complementary environmental protection fields. There can be no assurance that Euro Tech will locate any such additional acquisition candidate, successfully complete such additional acquisition, Pact or any additional acquisition will perform as


          Press Release - Pg. 1


anticipated, will not result in significant unexpected liabilities or will ever contribute significant revenues or profits to Euro Tech or that Euro Tech will not lose its entire investment.

	In April of 2001, Euro Tech opened a "pilot" shop in Shanghai to sell inventoried water and other electronics testing equipment to potential customers. This was followed by a second shop in Beijing in the last quarter of 2001. In view of China's accession to the WTO, and as a result of favorable customer reaction to the shops in Shanghai and Beijing, Euro Tech is planning to open six more shops over the next 24 months in the cities of Chongqing, Guangzhou, Xian, Dalian, Wuhan and Shenyang, with the Chongqing shop planned opening to be next month. Euro Tech plans to finance each of the shops with its own operational cash flow and not use outside financing. Euro Tech has found its two existing shops to be useful as demonstration locations easily accessed by local customers who can pay in local currency while Euro Tech can make "off the shelf" sales and move its inventory more easily. All of the foregoing are perceived by Euro Tech to have had a positive impact on its business reputation while reducing its dependency on sub-distributors who may not be loyal to Euro Tech and distribute products of its competitors. There can be no assurances that; these shops will prove to be economically viable, Euro Tech will not sustain losses in connection with the founding costs of opening and running the shops, hiring personnel and similar expenses; the shops will result in any significant revenues or profits to Euro Tech. Also, similar shops may be established by its competitors and/or third parties.

	In August of 2000, Euro Tech launched a bilingual Business-to-Business ("B2B") internet platform. The website is located at (http://www.chinah2o.com). The B2B website is directed at environmental businesses in China. The purpose of the B2B website is to connect manufacturers, distributors and suppliers of environmental protection equipment and related consultants and engineering firms in the West with potential clients in China (i.e., water, wastewater


          Press Release - Pg. 2


treatment plants, environmental protection bureaus, environmental monitoring stations, and related industries). The website provides environmental news, directories of western suppliers, potential clients in China, advertisement space and business opportunities. Euro Tech plans on expanding the website to create "virtual" retail shops to enhance customer "surfing" of the site, its products, prices and other purchaser interested information with actual transactions to be completed at its retail shops.

	Certain statements in this news release regarding Euro Tech's expectations, estimates, present view of circumstances or events, and statements containing words such as estimates, anticipates, intends, or expects, or words of similar import, constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements indicate uncertainty and Euro Tech can give no assurance with regard to actual outcomes. Specific risk factors may include, without limitation, having Euro Tech's offices and operations situated in Hong Kong and China, doing business in China, competing with Chinese manufactured products, competing with Euro Tech's own suppliers, dependence on vendors, and lack of long term written agreements with suppliers and customers, development of new products, entering new markets, possible downturns in business conditions, increased competition, loss of significant customers, availability of qualified personnel, negotiating definitive agreements, new marketing efforts and the timely development of resources. See the "Risk Factor" discussions in Euro Tech's filings with the Securities and Exchange Commission.

/CONTACT: T.C. Leung, Chairman and CEO, or Jerry Wong, CFO +852-2814-0311 or fax, +852-2873-4887, both of Euro Tech Holdings/


           Press Relase - Pg. 3